UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

ICONIX BRAND GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	11-2481903
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

1450 Broadway, New York, New York	10018
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

N/A (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Item 1.	Description of Securities to be Registered.

On January 27, 2016, the Board of Directors (the “Board”) of Iconix Brand Group, Inc. (the “Company”) declared a dividend distribution of one right (a “Right”) for each outstanding share of common stock, par value $0.001 per share, of the Company (the “Common Stock”) to stockholders of record at the close of business on February 12, 2016 (the “Record Date”).

Each Right entitles the registered holder to purchase from the Company, when exercisable and subject to adjustment, a unit consisting of one one-thousandth of a share (a “Unit”) of Series B Junior Participating Preferred Stock, par value $0.01 per share (the “Series B Junior Participating Preferred Stock”) at a purchase price of $30.00 per Unit, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of January 27, 2016, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

Rights Certificates; Exercise Period.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date for the Rights (the “Distribution Date”) will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of (a) pre-existing beneficial ownership in excess of the applicable threshold (in which case such person shall become an Acquiring Person upon acquisition of an additional one percent (1%) of the outstanding shares of Common Stock), (b) repurchases of stock by the Company or (c) certain inadvertent actions by institutional or certain other stockholders, and (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (or, in the case of shares reflected on the direct registration system, by the notations in the book entry accounts) and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series B Junior Participating Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire on the date of the 2016 annual meeting of the stockholders of the Company (the “2016 Annual Meeting”),

unless the extension of the Rights for a specified period is approved by the affirmative vote of a majority of stockholders at the 2016 Annual Meeting, provided a quorum is present. If the Company presents for a stockholder vote the extension of the Rights Agreement at the 2016 Annual Meeting and stockholders approve such extension, then the Rights will expire on the date set by the stockholders at such annual meeting, unless such expiration date is extended or the Rights are earlier redeemed, exchanged or terminated.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be beneficial ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934—are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts.

As more fully described in the Rights Agreement, a swaps dealer which the Board determines is unassociated with any control intent or intent to evade the purposes of the Rights Agreement and does not have the effect of assisting others with such an intent or purpose is excepted from such imputed beneficial ownership, but only for purposes of determining whether the shares held by such swaps dealer are to be treated as if held by an Acquiring Person.

As more fully provided in the Rights Agreement, if a counterparty enters into derivative transactions after the date of adoption of the Rights Agreement with a person who ultimately becomes an Acquiring Person, shares held by such swaps dealer will generally be treated as shares held by an Acquiring Person for purposes of determining whether Rights received with respect to such shares will be voided upon the occurrence of a triggering event.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with the Rights.

Flip-in Trigger.

In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

Flip-over Trigger.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the

Company is changed or exchanged, or (iii) fifty percent (50%) or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

Exchange Feature.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series B Junior Participating Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Equitable Adjustments.

The Purchase Price payable, and the number of Units of Series B Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Junior Participating Preferred Stock, (ii) if holders of the Series B Junior Participating Preferred Stock are granted certain rights or warrants to subscribe for Series B Junior Participating Preferred Stock or convertible securities at less than the current market price of the Series B Junior Participating Preferred Stock, or (iii) upon the distribution to holders of the Series B Junior Participating Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series B Junior Participating Preferred Stock on the last trading date prior to the date of exercise.

Redemption Rights.

At any time prior to the earlier to occur of (i) ten (10) business days following the Stock Acquisition Date (as such time period may be extended pursuant to the Rights Agreement) or (ii) the date of the 2016 Annual Meeting (the date upon which the Rights expire) (the “Final Expiration Date”), the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendment of Rights.

Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

Miscellaneous.

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Anti-Takeover Effects.

The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board. As a result, the overall effect of the Rights may be to make more difficult a merger, tender offer or other business combination involving the Company that is not supported by the Board.

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock and the Rights Agreement, copies of which have been filed as Exhibits 3.1 and 4.1, respectively, to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 28, 2016 and are incorporated herein by reference. A copy of the Rights Agreement is available free of charge from the Rights Agent.

Item 2	Exhibits.

3.1 Form of Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock of Iconix Brand Group, Inc. (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Iconix Brand Group, Inc. on January 28, 2016)

4.1 Rights Agreement, dated as of January 27, 2016, between Iconix Brand Group, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Iconix Brand Group, Inc. on January 28, 2016)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ICONIX BRAND GROUP, INC.
(Registrant)

By:	/s/ David K. Jones
Name:	David K. Jones
Title:	Executive Vice President and
Chief Financial Officer

Date: January 28, 2016

EXHIBIT INDEX

Exhibit	Description

3.1	Form of Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock of Iconix Brand Group, Inc. (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Iconix Brand Group, Inc. on January 28, 2016)

4.1	Rights Agreement, dated as of January 27, 2016, between Iconix Brand Group, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Iconix Brand Group, Inc. on January 28, 2016)